SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ x ]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year end December 31, 2012

OR

[   ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACTOF 1934 [NO FEE REQUIRED].

For the transition period from ________________ to ______________________

Commission File Number 000-25165

A.	Full title of the plan and the address of the plan, if different from that of the issue named below:

The Bank of Greene County Employees’ Savings and Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greene County Bancorp, Inc.
302 Main Street
Catskill, New York 12414-1317

THE BANK OF GREENE COUNTY EMPLOYEES'
SAVINGS & PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm…………………………                                       2

Statements of Net Assets Available for Benefits
    As of December 31, 2012 and 2011 ………………………………………………..                                           3

Statements of Changes In Net Assets Available For Benefits
    For the Years Ended December 31, 2012 and 2011…………………………………                                        4

Notes to Financial Statements ..........................…………………………………..….                                            5-17

Supplemental Schedules*
    Schedule H, Line 4i – Schedule of Assets (Held at End of Year) …………………                                       18

Consent of Bonadio & Co., LLP………………………………………………………                                           20

* Note:  All other schedules are omitted as they are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 25, 2013

To the Audit Committee of
The Bank of Greene County Employees' Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bonadio & Co., LLP
Bonadio & Co., LLP

Syracuse, New York

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

 DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS
Investments, at fair value	$6,056,250	$4,882,087

Notes receivable from participants	336,300	314,955

Cash	1,752	38,062

Other receivable	3,215	2,460

TOTAL ASSETS	$6,397,517	$5,237,564

LIABILITIES
Accrued expenses	$5,004	$36,337

TOTAL LIABILITIES	5,004	36,337

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	$6,392,513	$5,201,227

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,806)	(18,607)

NET ASSETS AVAILABLE FOR BENEFITS	$6,370,707	$5,182,620

The accompanying notes are an integral part of these financial statements.

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011

	2012	2011

ADDITIONS TO NET ASSETS
Investment income:
Interest and dividend income	$37,562	$37,725
Interest income, notes receivable from participants	14,033	13,879
Net (depreciation) appreciation in fair value of investments	732,498	(109,859)
Net investment (loss) income	784,093	(58,255)

Contributions:
Participant	384,770	359,895
Employer	206,733	199,499
Rollover	9,658	---

Total contributions	601,161	559,394

TOTAL ADDITIONS	1,385,254	501,139

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	159,709	70,394
Other distributions	---	---
Administrative expenses	37,458	32,425

TOTAL DEDUCTIONS	197,167	102,819

Net increase in net assets	1,188,087	398,320

Net assets available for benefits, beginning	5,182,620	4,784,300

NET ASSETS AVAILABLE FOR BENEFITS, ENDING	$6,370,707	$5,182,620

The accompanying notes are an integral part of these financial statements.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

NOTE A – DESCRIPTION OF PLAN

The following brief description of The Bank of Greene County Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible employees of The Bank of Greene County (the Company or the Sponsor).  Employees who complete three months of service and perform a minimum of 250 hours of service are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions
Each year participants may contribute up to 25% of pretax annual compensation, as defined in the Plan, up to the maximum allowable under the Internal Revenue Code (IRC). Participants who are age 50 or older may elect to defer additional amounts called “catch-up” contributions.  Rollover and transfer contributions from another qualified retirement plan or special individual retirement plan are permitted.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Matching contributions made by the Sponsor to the Plan are calculated as 100% of the first 3% of the participant’s pretax contribution plus 50% of pretax contributions up to the next 3% of compensation, as defined in the Plan.  Contributions are subject to certain limitations.

Participant Accounts and Investment Options
Participants direct the investment of their contributions into various options offered by the Plan.  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may direct the investment of their account balances into various investment options offered by the Plan.  Currently, the Plan offers seventeen common/collective trusts, money market funds, self-directed brokerage accounts, and the Sponsor’s stock as investment options for participants.  Participants may change their investment options to prospectively increase or decrease the amount of their elective deferrals at such times established by the Plan administrator in a uniform and nondiscriminatory manner.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on continuous service.  A participant is 100% vested after two years of credited service.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.  Upon termination of service, disability, death or retirement, participants will receive an amount equal to the value of their accounts in a single lump-sum payment, or in partial payments or systematic installment payments.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

Administrative Expenses
The Plan pays the administrative costs associated with any professional services provided to the Plan and the cost of communications to the participants.

Notes receivable from participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Note terms range from 1-5 years; longer terms are available if used for the purchase of a primary residence.  The notes are collateralized by the balance in the participant’s account and bear interest at prime rate plus 1%.  Processing fees for new notes and annual maintenance fees on outstanding notes are charged to the participant’s account. Interest rates range from 4.25% to 9.25% for the year ended December 31, 2012.  Interest rates range from 4.25% to 10.50% for the year ended December 31, 2011.  Principal and interest is paid ratably through biweekly payroll deductions.

Forfeitures
Forfeitures by non-vested participants are generally used to reduce future Company contributions.  Forfeited balances at December 31, 2012 and 2011 were not material to the financial statements.  There were no forfeitures used in 2012 and $11,500 used in 2011, respectively.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in an investment contract through a common/collective trust fund that is a stable value fund.  Contract value for the common/collective trust fund is based on the net asset value of the fund as reported by the audited financial statements of the fund.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes is Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note E for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees
Net investment returns reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

New Accounting Pronouncements
There were no new accounting pronouncements that impacted the presentation of these financial statements.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

NOTE C – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, all amounts credited to the accounts of the participants shall vest and become non-forfeitable and the employer shall direct the trustee to make or commence distribution to, or on behalf of, each participant the value of his or her account balance in the Plan.

NOTE D – PARTY-IN-INTEREST TRANSACTIONS

Plan investments were managed by the trustee of the Plan, Reliance Trust Company, for the 2012 and 2011 plan years.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  Notes receivable from participants totaling $336,300 and $314,955 at December 31, 2012 and 2011, respectively also qualify as party-in-interest transactions and are secured by balances in the respective participant accounts.

In 2012 and 2011, the Plan provided participants the election of an investment in Greene County Bancorp Inc.’s common stock thorough a unitized company stock fund.   As of December 31, 2012, the Plan held 20,130 units of Greene County Bancorp Inc.’s common stock fund at a per-unit price of $61.37.  As of December 31, 2011, the Plan held 19,128 units of Greene County Bancorp Inc.’s common stock fund at a per-unit price of $48.97.  Assets held in this fund are expressed in terms of units and not shares of stock.  Each unit represents a proportionate interest in all of the assets of this fund.

The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value.  The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of the Greene County Bancorp Inc.’s common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund.  As of December 31, 2012, the unitized company stock fund consisted of Greene County Bancorp, Inc.’s common stock at a market value of $1,151,115 and a money market fund at a market value of $84,419.  As of December 31, 2011, the unitized company stock fund consisted of Greene County Bancorp, Inc.’s common stock at a market value of $868,837 and a money market fund at a market value of $63,764.  A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.  As of December 31, 2012, the Plan held 54,815 shares of Greene County Bancorp, Inc. common stock in the unitized common stock fund with a market value of $1,151,115 at a price per share of $21.00.   As of December 31, 2011, the Plan held 51,078 shares of Greene County Bancorp, Inc. common stock in the unitized common stock fund with a market value of $868,837 at a price per share of $17.01.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust
Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

NOTE E – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:                  Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodology used for investments measured at fair value.  There have been no changes in the methodologies used during the years ended December 31, 2012 and 2011.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

Level 1 Fair Value Measurements

The fair value of employer stock and self-directed brokerage accounts is valued based on quoted market prices.  Money market funds are valued based on quoted net asset values of the shares held by the Plan at year end.

Level 2 Fair Value Measurements

Common collective trust funds are comprised of units in such collective trust funds that are not publicly traded.  The underlying assets in these funds (common stock, preferred stock, collective investment funds, U.S. Government and Agency Obligations, debt instruments, insurance investment contracts, global wrap synthetic investment contracts, securities lending funds, repurchase agreements, futures contracts, and foreign currency contracts) are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available.  When current market prices or quotations are not available, valuations are determined using valuation models adopted by the Trustee or other inputs principally from or corroborated by observable market data.  Common collective trust funds are valued at their net asset value (NAV) on the last day of the calendar year of the period.  These investments are classified within the Level 2 of the fair value hierarchy.

Investments in common/collective trust funds are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year end.

The objective of the Invesco Stable Value Trust – Pentegra Class, common/collective trust fund is to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers.  This fund’s returns are based on returns generated by an actively managed, highly diversified portfolio of investment grade, fixed and floating rate securities.  The fund may invest in such securities directly or indirectly through commingled investments vehicles (the “building block strategy”).  This building block strategy may provide greater diversification than could be achieved by investing in individual bonds.  This building block strategy also may reduce the unintended impact on portfolio characteristics created by participant cash flow.  The sub-advisor retains unaffiliated mangers to manage a portion of the portfolio, whether directly or indirectly through commingled investment vehicles. This fund may enter into security investment contracts (sometimes called “wrap agreements”) issued by banks and insurance companies.

The objective of the State Street Global Advisors (“SSgA”) SSgA U.S. Bond Index Fund – Class A, the Aggregate Bond Fund, is to seek an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.  This fund seeks to offer broadly diversified, low cost exposure to the overall U.S. bond market.  This fund is managed using a “passive” or “indexing” investment approach.  This fund does not short sell securities, is not a leveraged strategy, and may invest in other investment funds including affiliates.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

The objective of the State Street Global Advisors (“SSgA”) SSgA Aggressive Strategic Balanced Fund – Class I, the Growth Asset Allocation Fund, is to approximate as closely as practicable, before expenses, the return of the Aggressive Strategic Balances Custom Index over the long term.  This fund seeks to offer broad diversification and a disciplined rebalancing process by investing approximately 70% of the fund’s assets in U.S. stocks, 15% in international stocks and 15% in U.S bonds.  This fund’s asset allocations are through investments in passive investment vehicles, which typically attempt to replicate the returns of a specific index or group of indices.  This fund’s exposure is rebalanced monthly.  This fund is passively managed it does not short sell securities, may use future or other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities,  enters into repurchase agreements and may invest in other investment funds including those managed by SSgA and its affiliates.

 The objective of the State Street Global Advisors (“SSgA”) SSgA Moderate Strategic Balanced Fund – Class I, the Growth and Income Asset Allocation Fund, is to approximate as closely as practicable, before expenses, the return of the Moderate Strategic Balanced Custom Index over the long term.  This fund seeks to offer a broad diversification and a disciplined rebalancing process by investing approximately 45% of the fund’s assets in U.S. stocks, 10% in international stocks and 45% in U.S. bonds.  This fund is passively managed it will not short sell securities, may use futures and other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Conservative Strategic Balanced Fund – Class I, the Income Plus Asset Allocation Fund, is to approximate as closely as practicable, before expenses, the return of the Conservative Strategic Balanced Custom Index, over the long term.  This fund seeks to offer a broad diversification and a disciplined rebalancing process by investing approximately 20% of the fund’s assets in U.S. stocks, 5% in international stocks and 75% in U.S. bonds.  This fund is passively managed, it will not short sell securities, may use futures and other derivatives, is not a leveraged strategy, lends its securities or invests in other investments funds that lend their securities; enters into repurchase agreements and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA International Index Fund – Class A, the International Index Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI EAFE Index over the long term.  This fund seeks to offer broad, low cost exposure to international stocks of companies in the developed markets of Europe, Australia, and Far East Asia.  This fund is passively managed it will not short sell securities, uses futures and may use other derivatives, is not a leveraged strategy, and may invest in other investment funds including those managed by SSgA and its affiliates.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

The objective of the State Street Global Advisors (“SSgA”) SSgA U.S. Long Treasury Index Fund – Class A, is an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Long Treasury Bond Index over the long term.  This fund seeks to offer broad, low cost exposure to long-term U.S. Treasury bonds with a minimum maturity of 10 years.  This fund is passively managed, it will not short sell securities, is not a leveraged strategy, and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA NASDAQ 100 Index Fund – Class A, NASDAQ 100 Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the NASDAQ-100 Index over the long term.  The fund seeks to offer low cost exposure to the stocks of large, non-financial U.S. and international companies listed on the NASDAQ Stock Market.  This fund is passively managed, it will not short sell securities, is not a leveraged strategy, uses futures and may use other derivatives, and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Russell Small Cap Index Fund- Class A, the Russell 2000 Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.  This fund seeks to offer broad, low cost exposure to stocks of small U.S. companies.  This fund is passively managed, it will not short sell securities, is not a leveraged strategy, uses futures and may use other derivatives, and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA S&P 500 Index Fund – Class A, the S&P 500 Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 over the long term.  The Fund seeks to offer broad, low cost exposure to the stocks of large U.S. companies.  This fund is passively managed, it will not short sell securities, uses futures and may use other derivatives, is not a leveraged strategy, and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA S&P Large Cap Growth Index Fund – Class I, the S&P Growth Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Growth Index over the long term.  This fund seeks to offer low cost exposure to stocks of large U.S. companies considered to have above average growth potential.  This fund is passively managed, it will not short sell securities, uses futures and may use other derivatives, is not a leveraged strategy, may lend its portfolio and enter into repurchase agreements, and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA S&P Large Cap Value Index Fund – Class I, the S&P Value Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Value Index over the long term.  This fund seeks to offer low cost exposure to large U.S. value stocks.  This fund is passively managed, it will not short sell securities, uses futures and may use other derivatives, is not a leveraged strategy, may lend its portfolio and enter into repurchase agreements, and may invest in other investment funds including those managed by SSgA and its affiliates.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

The objective of the State Street Global Advisors (“SSgA”) SSgA S&P Mid Cap Index Fund – Class A, S&P MidCap Stock Fund, is an investment return that approximates as closely as practicable, before expenses, the performance of the S&P MidCap 400 Index over the long term.  This fund seeks to offer broad, low cost exposure to the stocks of medium sized U.S. companies.  This fund is passively managed, it will not short sell securities, uses futures and may use other derivatives, is not a leveraged strategy, and may invest in other investment funds including those managed by SSgA and its affiliates.

The objective of the State Street Global Advisors (“SSgA”) SSgA Target Retirement Funds – Class A, is an investment return that approximates, as closely as practicable, before expenses, the performance of a custom benchmark index over the long term.  These funds seek to offer complete, low cost investment strategies with asset allocations which become more conservative as you near retirement.  You simply select the fund with a date closest to when you expect to retire and invest accordingly.  Each fund seeks to achieve its objective by investing in a set of underlying SSgA collective trust funds representing various asset classes.  Each fund (other than the SSgA Retirement Income Fund) is managed to a specific retirement year (target date) included in its name.  These funds invest in other investment funds, including other State Street products (“Component Funds”).  Component Funds will not short sell securities, Component Funds may use futures or other derivatives, will not use investment leverage (although derivatives may have the effect of creating investment leverage).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

Transfers Between Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  We evaluate the significance of transfers between levels based on the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  There were no transfers between levels for the year ended December 31, 2012 and 2011.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

		Fair Value Measurement Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012:
Common stock fund – Employer stock	$1,151,115	$1,151,115	$-	$-
Common stock fund – money market	84,419	84,419	-	-
Self-directed brokerage accounts	331,072	331,072	-	-
Money market account	159,278	159,278
Common collective trust funds	4,330,366	-	4,330,366	-

	$6,056,250	$1,725,884	$4,330,366	$-

		Fair Value Measurement Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011:
Common stock fund – Employer stock	$868,837	$868,837	$-	$-
Common stock fund – money market	63,764	63,764	-	-
Self-directed brokerage accounts	182,826	182,826	-	-
Money market account	150,094	150,094
Common collective trust funds	3,616,566	-	3,616,566	-

	$4,882,087	$1,265,521	$3,616,566	$-

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

NOTE F – INVESTMENTS

At December 31, the following investments represented 5% percent or more of the Plan’s net assets:

	2012	2011

Invesco Stable Value Trust – Pentegra Class	$615,223	$635,730
SSgA International Index Fund – Class A	367,029	275,289
SSgA S&P 500 Index Fund - Class A	537,190	471,540
SSgA S&P Large Cap Growth Index Fund – Class I	345,704	273,909
SSgA S&P Large Cap Value Index Fund – Class I	327,470	250,405	*
SSgA S&P Midcap Index Fund – Class A	964,686	769,770
Greene County Bancorp, Inc. - Common stock fund	1,151,115	868,837
Self-directed brokerage accounts	331,072	182,826	*

  * Not 5% or more in applicable year.  Presented only for comparative purposes.

The Plan’s investments (including gains and losses on investments bought, sold and held during the year) (depreciated) appreciated in value as follows:

	2012	2011

Common Stock Fund - Employer stock	$208,845	$(120,253)
Self-directed brokerage accounts	40,723	(15,548)
Common collective trust funds	482,930	25,942

Net (Depreciation) Appreciation in Fair Value	$732,498	$(109,859)

Any interest and dividend income from the underlying assets of the common collective trust funds are included in net appreciation in fair value of investments.

The following table details the asset composition of the self-directed brokerage accounts as of December 31, 2012 and 2011.

	2012	2011
Asset Composition
Money Market Fund (Sweep)	$6,142	$1,126
Equities	182,182	128,505
Equity Funds	44,911	47,537
Other Assets	97,837	5,658

Total self-directed brokerage accounts	$331,072	$182,826

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011

Net assets available for benefits at fair value per financial statements	$6,392,513	$5,201,227

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,806)	(18,607)

Net assets available for benefits per Form 5500	$6,370,707	$5,182,620

Following is a reconciliation of common collective trust funds per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011

Common collective trust funds at fair value per financial statements	$4,330,366	$3,616,566

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,806)	(18,607)

Common collective trust funds per Form 5500	$4,308,560	$3,597,959

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2012 and 2011

NOTE H – TAX STATUS

The Plan is exempt from federal income taxes under the Internal Revenue Code.  The Internal Revenue Service has determined and informed the Company by a letter dated January 7, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Accordingly, the Plan financial statements do not have a liability for unrecognized tax benefits and do not include any provision for income taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would be sustained upon examination by the federal or state taxing authorities.  The plan administrator has analyzed the tax positions taken by the  plan, and had concluded that as of December 31, 2012 and 2011 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

EIN: 14-0553610, Plan No. 002
The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust
Attachment to Form 5500, Schedule H, Part IV, LINE 4i –
Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

	Invesco Stable Value Trust – Pentegra Class	Common collective trust fund	***	$593,417
	SSgA U.S. Bond Index Fund – Class A	Common collective trust fund	**	89,602
	SSgA Aggressive Strategic Balanced Fund - Class I	Common collective trust fund	**	183,184
	SSgA Moderate Strategic Balanced Fund – Class I	Common collective trust fund	**	223,166
	SSgA Conservative Strategic Balanced Fund – Class I	Common collective trust fund	**	48,073
	SSgA International Index Fund – Class A	Common collective trust fund	**	367,029
	SSgA U.S. Long Treasury Index Fund – Class A	Common collective trust fund	**	148,241
	SSgA NASDAQ 100 Index Fund – Class A	Common collective trust fund	**	157,270
	SSgA Russell Small Cap Index Fund – Class A	Common collective trust fund	**	213,309
	SSgA S&P 500 Index Fund – Class A	Common collective trust fund	**	537,190
	SSgA S&P Large Cap Growth Index Fund – Class I	Common collective trust fund	**	345,704
	SSgA S&P Large Cap Value Index Fund – Class I	Common collective trust fund	**	327,470
	SSgA S&P Midcap Index Fund – Class A	Common collective trust fund	**	964,686
	SSgA Target Retirement 2055 – Class A	Common collective trust fund	**	991
	SSgA Target Retirement 2050 – Class A	Common collective trust fund	**	656
	SSgA Target Retirement 2045 – Class A	Common collective trust fund	**	36,676
	SSgA Target Retirement 2040 – Class A	Common collective trust fund	**	554
	SSgA Target Retirement 2035 – Class A	Common collective trust fund	**	14,566
	SSgA Target Retirement 2025 – Class A	Common collective trust fund	**	45,059
	SSgA Target Retirement 2020 – Class A	Common collective trust fund	**	1,585
	SSgA Target Retirement 2015 – Class A	Common collective trust fund	**	10,132
	Federated Government Obligation Fund	Common stock fund –	**	84,419
		money market
	Greene County Bancorp, Inc.	Common stock fund –	**	1,151,115
*	Common stock fund	Employer stock
	SSgA Short Term Investment Fund	Money market account	**	159,278
	Self-directed brokerage accounts		**	331,072
*	Notes receivable from participants	4.25% -9.25%	0	336,300
	Total Investments			$6,370,744

*Party-In-Interest
**Historical cost has not been presented since this investment is participant-directed.
***This represents the contract value for this investment; the fair value is $615,223.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange act of 1934, Greene County Bancorp, Inc. has duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS AND PROFIT
SHARING PLAN AND TRUST

Date:  June 25, 2013                                                              By:  /s/ Donald E. Gibson
Donald E. Gibson
President and Chief Executive Officer,
Greene County Bancorp, Inc.